Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

Leadership at Barrick

Gregory Wilkins assumed the responsibilities of President and CEO in February, 2003, and immediately focused the Barrick team on creating shareholder value. In so doing, he gave current expression to the focus that founder Peter Munk had used to shape and guide the new company in the 1980s.

Now, some twenty years later, Mr. Wilkins and the team are delivering on this commitment through careful attention to corporate culture and organization, as well as bottom-line metrics.

The unifying factor for all these initiatives is the corporate Vision that drives them: to be the world’s best gold company. Asked to define “best,” Mr. Wilkins replies, “Best for the person looking at us” - shareholder, employee, community in which the company operates, or an NGO or host government.

Central to this vision is a very particular concept of leadership - the belief that a major corporation can only excel if leadership thrives at every level. Today’s Barrick reflects that belief. It is now a decentralized company, in which leadership is widely expected and facilitated, and organizational structures meet the needs of the global enterprise that Barrick has become.

Under Mr. Wilkin’s guidance, this concept of leadership is being embedded through a series of tangible, cumulative measures.

●
The senior management group was quickly renamed the Senior Leadership Team, underlining the fact that members are expected truly to lead, not simply manage, and to work as a team, not focus solely on their own individual areas.

●	Barrick has articulated five Values that make leadership a company-wide affair by providing a clear model for everyone to apply, at any level.
●
Career reviews, training and opportunities now focus on leadership capabilities, as well as results. (“If you measure leadership, people will focus on leadership,” says Gordon Fife, SVP, Organizational Effectiveness, who first came to the company as an outside consultant in 2001, to guide the post-merger integration of Homestake assets and people.)

Barrick’s concept of leadership is reflected in the new organizational model. It helps explain the speed and success with which Barrick has been able to implement structures and processes that fit its global stature.

●
Barrick is now truly decentralized. The company’s Regional Business Units (RBUs) are responsible for their own operations and business growth, with head office now providing strategic guidance and oversight, rather than direct control.

●
The company has fine-tuned its Barrick Operating System (BOS), which in 2002 adapted LEAN management and Continuous Improvement concepts from the auto industry (Toyota in particular), and applied them to company Operations.

●
Those same principles have now been adapted and developed into equivalent systems for other key functions, notably Exploration (BXS) and Safety (BSS), with Project Development (BDS) soon to follow. Together, these systems provide standardized, documented and consistent processes for the entire company.

●
They are complemented by standardized business management processes such as the Global Supply Chain Organization, formed in late 2003. This was the beginning of supply chain integration, establishing best practice for enterprise-wide functional collaboration in procurement and logistics.

●
Barrick’s annual business cycle is built around the new dynamic between RBUs and head office. Operations Review Teams work with each RBU to conduct a yearly review of operations and identify opportunities. The dialogue continues between the RBU and head office, with monthly follow-up for the critical business initiatives that have been identified and the adoption of company-wide best practices. In addition, the regions conduct talent review, strategic planning, and life-of-mine planning and budgetting processes.

●
Global companies - especially ones that have embedded leadership and Continuous Improvement in their culture - need sophisticated knowledge management. Barrick has adopted Oracle as its standard, and is implementing the enterprise system area by area. The financial and safety systems are now in place; Human Resources will follow by February 2006.

1. for Gregory Wilkins

Gregory Wilkins
President and Chief Executive Officer

Gregory Wilkins is President and Chief Executive Officer of Barrick Gold Corporation. He assumed the position in February 2003 and has been a member of the Board of Directors since 1991.

Under Mr. Wilkin’s guidance, the Company articulated its statement of Vision - “To be the world’s best gold company” - and its companion statement of five Values, focused on personal leadership and responsibility, that define employee behaviour consistent with that Vision. He recognized the need to develop new structures for Barrick, suitable to its scale and stature as a major global enterprise, and in late 2003 oversaw the successful implementation of the Regional Business Unit organizational model. Through this regional structure, the Company is bringing a new generation of mines into production. He and his team remain focused on creating value, by continuing to expand the Company and manage it effectively.

Mr. Wilkins first joined Barrick in 1981, prior to its entry into the gold business, and eventually rose to the position of Executive Vice President and Chief Financial Officer. During those early years, he worked closely with Chairman and Founder Peter Munk and other senior members of the team to build Barrick into a leader in the gold industry.

In 1993, Mr. Wilkins left Barrick to become President and Chief Operating Officer of Horsham Corporation, which was then Barrick's controlling shareholder. Horsham later became TrizecHahn Corporation and Mr. Wilkins remained as President and Chief Operating Officer until the planning of its conversion to a United States Real Estate Investment Trust had been completed and the company relocated to the United States.

Mr. Wilkins is a member of the Cabinet for The Heart for University Health Network Campaign. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University in Montreal.

2. for Peter Munk

Peter Munk
Chairman - Barrick Gold Corporation

Peter Munk is the Founder and Chairman of the Board of Barrick Gold Corporation. A well-known Canadian business leader and philanthropist, Mr. Munk has built several enterprises that have achieved outstanding performances.

Starting in 1983, Mr. Munk and his management team have developed Barrick into one of the world's most successful gold producers. Peter Munk's business strengths are evident in Barrick's sound financial management, entrepreneurial character and solid balance sheet.

Mr. Munk graduated in Electrical Engineering from the University of Toronto in 1952. Among numerous other public honors, he is an Officer of the Order of Canada, the country's highest honor for a private citizen.

3. for both vision and values

The Vision - The Values

Barrick has a clear vision of the company it wants to become, and the values its employees share as they develop the company’s culture of leadership at every level.

Vision

To be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

Values

Behave Like an Owner
Act with a Sense of Urgency
Be a Team Player
Continually Improve
Deliver Results

All five are important, the first and last (Behave like an owner, and deliver results) deliver the core message, and the first is most important of all. If you behave like an owner, the rest follows.

4. for Career

Employee Leadership

Barrick recognizes that you cannot simply expect people to be leaders. You must help them know what it takes, measure how well they’re doing, and learn how to improve. The company has therefore introduced an annual review program that, in addition to results, is also focused on leadership capabilities. The process is to include all employees from front-line supervisors on up and is now close to its goal, with 650 people already involved. Each participant receives an individual leadership program based on the results of his or her review, and has follow-up sessions scheduled throughout the year.

By year-end 2005, Barrick will also have a targetted program for the “Top 100” - the people whose ranks will supply the company’s next wave of senior executives. By developing the required capabilities in advance of actual need, the company receives benefit now and later: the immediate payback, and the opportunity to build on those new skills for tomorrow as well.

5. for Regional Business Units

Regional Business Units: lead from the field

Barrick no longer runs everything from head office. The old, centralized model had served the company well, but the very success of those early years meant that Barrick had grown into a complex global enterprise. To continue to manage its business effectively, it had to respond to its new reality, and change styles.

Regional Business Units were the answer. This model, implemented in late 2003, not only provides the necessary decentralization, it strengthens - and depends on - the corporate culture of leadership at every level. Each regional team has two key responsibilities: to optimize its current assets (which is why RBUs are led by Operations people), and to grow the business in that region. Head office continues to provide strategic guidance and oversight, but in a context of shared leadership.

The company currently has four RBUs: North America, South America, Australia/Africa, and Russia/Central Asia.

6. for keyword Barrick Operating System

Barrick Operating System

The idea of the Barrick Operating System (BOS) was born in 2001. Then-COO John Carrington recognized that simply working harder wouldn’t fully address two key challenges: containing costs and increasing ounces. With the help of external advisors, Barrick brought the concepts of LEAN manufacturing and Continuous Improvement out of the auto industry (notably Toyota), and tested them in two pilot projects in its own Operations.

The projects, both in the Goldstrike processing facilities, were a big success. Costs per ounce dropped as throughput rose, and Barrick began expanding the approach to other projects and other sites. After considerable consultation, across regions and company levels, BOS proper was launched in 2002.

In February, 2003, Gregory Wilkins became President and CEO. He saw that BOS supported his organizational objectives for Barrick because it fostered leadership, teamwork, and value creation. It provided a standardized framework through which interdisciplinary teams, from rock-face employees on up, could identify opportunities for improvement, work them through, and create value. They began behaving like owners.

Since 2002, BOS has generated millions of dollars in value creation. Two other departments, Exploration and Safety, have now used the same core principles to develop their own systems, BXS and BSS respectively, with Project Development (BDS) soon to follow.

7. for keyword Exploration

Barrick Exploration System

In 2003, Alex Davidson (Executive Vice President, Exploration and Corporate Development) worked with his team to create the Barrick Exploration System - BXS. Using the core principles behind BOS (Barrick Operating System), they developed a consistent system for managing their pipeline of exploration projects more effectively.

The group has also developed an effective model for ensuring that Exploration takes a global perspective to its work, despite the various strong regional affiliations. The regional teams used to operate on a pure geographic basis, with each one focused entirely on its own program. Now the head of each regional team belongs to a global team, where they jointly review all projects from all regions.

8. for keyword Safety

Safe and Healthy, Every Day

Systems alone don’t deliver results; to be effective, they need to be combined with a strong, supportive corporate culture. In 2003, Barrick began applying this wisdom to its Safety and Health function.

Key initiatives to date reflect Safety and Health’s vision statement: “Every person going home safe and healthy every day.”

●	In 2003, the group developed a Health and Safety framework that set consistent standards for the entire company, and established the Barrick Safety System (BSS).
●
Early in 2004, they introduced Field Level Risk Assessment training for all employees and contractors. Everyone is expected to be a risk manager; the training provides a standardized methodology for meeting that expectation.

●
Later that same year, the group launched “Courageous Leadership,” a mandatory 2-day course for every employee from supervisor to CEO. Its 11 modules focus on belief, not skills - on the belief that each employee has joint and personal responsibility for safety, and the behaviour that makes the belief a workplace reality. At the suggestion of course participants, a 1-day course was developed and implemented for all hourly workers and contractors. These courses are now part of the company’s orientation package for new hires.

The best measure of results to date, says Don Ritz (VP, Corporate Safety and occupational Health), is the injury rate from lost-time incidents, because it captures everything that happens beyond the trivial level of a skinned knuckle. In 2001, there were 0.9 incidents per 200,000 hours; the estimated rate for 2005 is 0.3.

Important Notice

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s website or by directing a request to Barrick’s media or investor relations department.